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                           May 19, 2021

       Siguang Peng
       Chief Executive Officer
       Meten EdtechX Education Group Ltd.
       3rd Floor, Tower A Tagen, Knowledge & Innovation Center
       2nd Shenyun West Road, Nanshan District
       Shenzhen, Guangdong 518045
       The People   s Republic of China

                                                        Re: Meten EdtechX
Education Group Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed May 13, 2021
                                                            File No. 333-256087

       Dear Mr. Peng:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Morris at (202) 551-3314 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Ying Li